FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 333-150010

For the Month of June, 2008

Mitsui Sumitomo Insurance Group Holdings, Inc.

(Translation of registrant’s name into English)

27-2, Shinkawa 2-chome,
Chuo-ku, Tokyo 104-8252, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	[Translation in English]

News Release

Summary of Financial Statements for the Year Ended March 31, 2008

Earnings and Dividend Forecast for the Period Ending March, 2009

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mitsui Sumitomo Insurance Group Holdings, Inc.

Date: June 17, 2008	By:	/s/ Yasuaki Tamai
Yasuaki Tamai
General Manager Shareholder Relations & Legal Dept.

[Translation]
SUMMARY OF FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2008
May 21, 2008

Name of Listed Company:	Mitsui Sumitomo Insurance Group Holdings, Inc.
(Mitsui Sumitomo Insurance Company, Limited)
Securities Code No.:	8725
Stock Exchanges:	Tokyo, Osaka, Nagoya
URL:	http://www.msig.com
Representative:	Toshiaki Egashira, President
Contact:	Junichi Imai, Assistant General Manager, Consolidated Accounting, Accounting Department, Mitsui Sumitomo Insurance Company, Limited Telephone : (03)-3297-6168
Date of filing of Securities Report	June 26, 2008
Date of payment of year-end dividends:	June 27, 2008
(Note) Amounts are truncated, and ratios are rounded.
1. Consolidated Business Results for the year ended March 31, 2008 (April 1, 2007 to March 31, 2008)
(1) Results of Consolidated Operations
(Yen in millions)

	Ordinary income		Ordinary profit		Net income
Year ended March 31, 2008	2,137,603	1.0%	60,866	(33.6)%	40,027	(34.2)%
Year ended March 31, 2007	2,117,072	0.5%	91,684	(28.2)%	60,796	(15.2)%
     Percent figures represent changes from the preceding fiscal year.
(Yen)

		Net income per		Ordinary profit	Ordinary profit
	Net income per share	share -Diluted	Return on equity	to Total assets	to Ordinary income
Year ended March 31, 2008	28.37	—	2.1%	0.7%	2.8%
Year ended March 31, 2007	42.82	—	2.9%	1.0%	4.3%

(Note) Equity in net gains(losses) of affiliates:	¥(5,273) million for the year ended March 31, 2008
¥(2,677) million for the year ended March 31, 2007
(2) Consolidated Financial Conditions
(Yen in millions)

				Net assets
			Net assets less minority	less minority interests
	Total assets	Net assets	interests to Total assets	per share (Yen)
As of March 31, 2008	8,397,718	1,671,517	19.7%	1,178.48
As of March 31, 2007	9,011,652	2,182,877	24.1%	1,536.71

(Note) Net assets less minority interests:	As of March 31, 2008:	¥1,655,062 million
	As of March 31, 2007:	¥2,168,615 million
(3) Consolidated Cash Flows
(Yen in millions)

	Cash flows from	Cash flows from	Cash flows from	Cash and cash equivalents
	operating activities	investing activities	financing activities	at end of year
Year ended March 31, 2008	189,688	(185,621)	(329)	364,081
Year ended March 31, 2007	227,417	(220,522)	(37,358)	365,350
2. Dividends

				Total annual	Dividend	Dividends
	Dividend per share (Yen)			dividends	pay-out ratio	on net assets
	Interim	Year- end	Annual	(Yen in millions)	(Consolidated)	(Consolidated)
Year ended March 31, 2007	6.00	8.00	14.00	19,812	32.7%	0.9%
Year ended March 31, 2008	7.00	9.00	16.00	22,516	56.4%	1.2%
*	Please refer to “Earnings and Dividends Forecast for the Period Ending March, 2009” by Mitsui Sumitomo Insurance Group Holdings, Inc., for dividend forecast for the period ending March,2009.
3. Earnings Forcast for the year ended March 31, 2009 (April 1, 2008 to March 31, 2009)
*	Please refer to “Earnings and Dividend Forecast for the Period Ending March,2009” by Mitsui Sumitomo Insurance Group Holdings, Inc., for earnings forecast.

Mitsui Sumitomo Insurance Group Holdings, Inc. (8725) March 2008 Financial Results
4. Other information
(1)	Significant changes in scope of consolidation during the period: None

(2)	Change in accounting principle, procedure and presentation employed in preparing the consolidated financial statements
1.	Change due to revision of accounting standard: Yes

2.	Change due to other than above : Yes
(3)	The number of shares issued (Common stock)
1.	The number of shares issued (including treasury stock)

As of March 31, 2008:	1,404,402,464 shares	As of March 31, 2007:	1,513,184,880 shares
2.	The number of treasury stock

As of March 31, 2008:	—	As of March 31, 2007:	101,982,776 shares
(Reference) Summary of Non-consolidated Financial Results
Non-consolidated Business Results for the year ended March 31, 2008 (April 1, 2007 to March 31, 2008)
(1)	Results of Operations
(Yen in millions)

	Net premiums written		Ordinary profit		Net income
Year ended March 31, 2008	* 1,306,848	* (1.3)%	55,018	(31.4)%	38,365	(30.7)%
	1,311,345	(1.0)%
Year ended March 31, 2007	* 1,324,432	* (1.0)%	80,158	(30.6)%	55,352	(14.6)%
	1,325,011	(0.6)%
     Percent figures represent changes from the preceding fiscal year.
(Yen)

	Net income	Net income
	per share	per share -Diluted	Return on equity	Net loss ratio	Net expense ratio
				* 65.1%	* 31.8%
Year ended March 31, 2008	27.19	—	2.1%	64.9%	31.6%
				* 63.1%	* 30.8%
Year ended March 31, 2007	38.98	—	2.7%	63.1%	30.8%
O	Net loss ratio = (Net claims paid + Loss adjustment expenses)/ Net premiums written x 100

O	Net expense ratio = (Commissions and collection expenses + Operating expenses and general and administrative expenses)
/ Net premiums written×100
(Expenses that do not relate with underwriting activities are not included in Operating expenses and general and administrative expenses.)

*	For the purpose of easy comparison with other non-life insurance companies, “Net premiums written”,“Net loss ratio”, and “Net expense ratio” in upper column exclude Good Result Return premiums (“GRR premiums”) of the Company’s unique Automobile Insurance product “ModoRich”, which contains a special clause of premium adjustment and refund at maturity. Since GRR premiums are included in the provision for Underwriting Reserve, the amounts of “Ordinary profit” and “Net income” remain unchanged.
(2)	Financial Conditions
(Yen in millions)

				Net assets
	Total assets	Net assets	Net assets ratio	per share (Yen)
As of March 31, 2008	6,968,568	1,609,065	23.1%	1,145.72
As of March 31, 2007	7,744,782	2,127,884	27.5%	1,507.85

(Note) Net assets:	As of March 31, 2008:	¥1,609,065 million	As of March 31, 2007:	¥2,127,884 million

Mitsui Sumitomo Insurance Group Holdings, Inc. (8725) March 2008 Financial Results
Operating Results
1. Analysis of Operating Results
     (1) Consolidated Operating Results for this Fiscal Year
This consolidated fiscal year saw a sign of recovery in the background of high corporate earnings and an increase in capital expenditure in the Japanese economy. However, concerns about an economic slowdown grew in the second half of the term due to a reduction in housing investment, weak private consumption and the emergence of a global credit crunch caused by the non-performance of housing loans to low-income borrowers in the US.
The non-life insurance industry experienced tough business conditions. Although damage by natural disasters was comparatively slight, insurance premiums from our main product, automobile insurance, were sluggish due to the reduction in domestic automobile sales.
We continue to aim at becoming the top-level insurance/financial group of the world which fuels our competitive drive toward high quality in our corporation. In accordance with the medium-term management plan launched in FY 2007, “New Challenge 10” (Mitsui Sumitomo Insurance Group Medium-term Management Plan, FY 2007-2010), and as a result of striving to achieve CSR (corporate social responsibility) management through the virtuous cycle of improving “quality”, “trust” and “growth”, we have the following results to report for the current consolidated fiscal year.
As a result of underwriting income of 1,954.4 billion yen, investment income of 177.3 billion yen and other ordinary income of 5.7 billion yen, ordinary income was 2,137.6 billion yen. Ordinary expenses were 2,076.7 billion yen, consisting of underwriting expenses of 1,722.5 billion yen, investment expenses of 54.2 billion yen, operating expenses and general and administrative expenses of 290.3 billion yen, and other ordinary expenses of 9.5 billion yen. As a result of this, ordinary profit fell by 30.8 billion yen from the preceding fiscal year (year-on-year) to 60.8 billion yen. The breakdown of this into business segments is shown below.
1)	Although net premiums in the non-life insurance business for the parent company (Mitsui Sumitomo Insurance Co., Ltd.) fell by 13.6 billion yen year-on-year due to reduced income from our main products, automobile insurance and fire insurance, overall net premiums written increased by 48.2 billion yen year-on-year to 1,541.0 billion yen, thanks to the inclusion of earnings from the subsidiary Mitsui Direct General Insurance in the consolidated accounts effective from the current fiscal year, and to expansion of subsidiaries in Europe. Ordinary income, which consists of net premiums written, investment income and other items, rose 27.1 billion yen year-on-year to 1,967.9 billion yen thanks to increased interest and dividend income. Ordinary expenses grew 54.8 billion yen year-on-year to 1,901.3 billion yen due to the inclusion of expenses from the subsidiary Mitsui Direct General Insurance in the consolidated accounts effective from this fiscal year. As a result of this, ordinary profit fell by 27.7 billion yen year-on-year to 66.5 billion yen.
2)	In the life insurance business, life insurance premiums fell by 8.8 billion yen to 156.5 billion yen due to an increase in the cancellation of insurance policies with the subsidiary Mitsui Sumitomo Kirameki Life Insurance. This contributed to a reduction in ordinary income of 6.3 billion yen year-on-year to 173.4 billion yen. Operating expenses also fell by 3.3 billion yen year-on-year to 179.1 billion yen, including the losses of 6.2 billion yen at its equity method affiliate “Mitsui Sumitomo MetLife Insurance Co., Ltd.” As a result of this, ordinary loss rose 3.0 billion yen year-on-year to 5.7 billion yen.
An earnings breakdown by geographical location is shown below.
Ordinary income was 1,913.9 billion yen in Japan, 82.1 billion yen in Asia, 110.8 billion yen in Europe and 45.2 billion yen in the Americas. Ordinary profit was 47.1 billion yen in Japan, 11.2 billion yen in Asia and 10.9 billion yen in the Americas, with Europe posting an ordinary loss of 6.5 billion yen. Japan contributed high shares of ordinary income and ordinary profit (before eliminating internal transactions) at 89% and 75% respectively.

Mitsui Sumitomo Insurance Group Holdings, Inc. (8725) March 2008 Financial Results
Net income, which is obtained by adding/deducting extraordinary income, extraordinary losses and income taxes to ordinary profit fell by 20.7 billion yen year-on-year to 40.0 billion yen.
2. Analysis of Financial Condition
Total assets at the end of the current fiscal year dropped by 613.9 billion yen from the previous period, to 8,397.7 billion yen. Net assets slid by 511.3 billion yen from the previous period to 1,671.5 billion yen, due to a reduction in unrealized gains on investments.
Cash flows from operating activities for the current fiscal year fell by 37.7 billion yen from the previous period to 189.6 billion yen due to an increase in the payment of claims. Cash flows from investing activities grew by 34.9 billion yen from the previous period to a negative cash flow of 185.6 billion yen due to a reduction in purchases of securities. Cash flows from financing activities increased by 37.0 billion yen from the previous period to a negative cash flow of 0.3 billion yen due to the issue of short-term bonds. As a result of these cash flows, cash and cash equivalents at the end of the year amounted to 364.0 billion yen, a reduction of 1.2 billion yen from the previous period.
The trend of cash flow related indices is shown below.
(Unit: %)

	FY 2003	FY 2004	FY 2005	FY 2006	FY 2007
Equity ratio	19.7	19.7	23.6	24.1	19.7
Equity ratio at market prices	23.5	20.1	28.2	24.8	16.8

Notes

1.	Equity ratio = shareholders equity/total assets x 100

2.	Equity ratio at market prices = total market value of outstanding shares/total assets x 100

3.	As the main business of the group is insurance, “ratio of cash flow to interest-bearing debt” and “interest coverage ratio” are not provided.
In preparation for deteriorating fundraising conditions caused by cash outflows for payment of claims and by turmoil in the markets, the Group holds adequate liquid assets and is also conducting appropriate fundraising activities while assessing liquidity in terms of both assets and liabilities on the basis of trends in cash inflows and outflows.
3. Dividends for the current fiscal year
Mitsui Sumitomo Insurance Group Holdings, Inc. hopes to respond to the support of its shareholders by providing a dividend commensurate with the company’s performance, implementing an appropriate profit distribution policy, based on the maintenance of a stable dividend, while taking into consideration the future management environment and development of its business. At the same time, we also believe that, given the nature of the non-life insurance business, we need to improve our retained earnings in order to prepare for the occurrence of earthquakes and other catastrophes.
We have therefore established a basic policy of keeping a trend of increase in dividend per share in the medium to long term, and returning 40% of Group core profits to shareholders in the form of dividends and/or the repurchase of our shares. In accordance with this basic policy, the Group intends to pay a final dividend of 9 yen per share for the current fiscal year. Added to the interim dividend of 7 yen per share, this will bring the annual dividend for the current fiscal year to 16 yen, increasing by 2 yen from the previous fiscal year. For forecasts for the FY 2008 dividends, please see “Earnings and Dividend Forecast for the Period Ending March, 2009” of Mitsui Sumitomo Insurance Group Holdings, Inc..

Mitsui Sumitomo Insurance Group Holdings, Inc. (8725) March 2008 Financial Results
Note:
Group core profit is the Company’s own indicator that shows the ordinary earning power of the whole Mitsui Sumitomo Insurance Group. It is calculated by deducting the gains (losses) on sales of stock that had been held as long-term holdings, and, in the case of life insurance subsidiaries, extra expenses such as additional provision for standard liability reserves from net income for the current fiscal year. For more details, please see “Management Policy” on page 6.

Mitsui Sumitomo Insurance Group Holdings, Inc. (8725) March 2008 Financial Results
Corporate Group
As there have been no important changes from “Description of Business” and “Affiliated Companies” in the recent Securities Report (filed on June 27, 2007), this section is omitted.
Management Policy
1. The Company’s basic management policy
The Mitsui Sumitomo Insurance Group has the following management principles.
<Mitsui Sumitomo Insurance Group Management Principles>
Through insurance and financial services, we will
•	Bringing security and safety to people and businesses around the world, and making a lasting contribution to the enrichment of society

•	Providing the finest products and services, and realizing customer satisfaction

•	Continuously improving our business, thereby meeting our shareholders’ expectation and earning their trust
The Mitsui Sumitomo Insurance Group has also established the “Mitsui Sumitomo Insurance Group Charter on Professional Conduct” as part of its action policy within the framework of its management principles. All executives and regular employees are developing business activities based on this charter.
2. Target Management Indices
The Group has adopted a basic policy to aim for continuous business development and the growth of shareholder value, using its corporate quality as a competitive advantage, as part of the new medium-term management plan “New Challenge 10 (MSIG Medium-term Management Plan, FY 2007-2010)” that was launched in 2007. The main management numeric goals for FY 2010, the target year of “New Challenge 10” are shown below.

(Group, consolidated)
Consolidated net premiums written	1,560.0 bn yen or more	Note 1
Group core profit	100.0 bn yen or more	Note 2
Group ROE	5.00% or more	Note 3
(Mitsui Sumitomo Insurance Co., Ltd, non-consolidated)
Net premiums written	1,300.0 bn yen or more	Note 1
Combined ratio (excluding Compulsory Automobile Liability Insurance)	95.0% or less	Notes 1 and 4
Above figures are as of the release date of this summary.
Note 1. All values and ratios exclude Good Result Return premiums (“GRR premiums”) of the Company’s automobile insurance product, “ModoRich”, which contains a special clause of premium adjustment and refund at maturity.
Note 2. Group core profit =Consolidated net income of the group - Capital gain (loss) on shares (gain (loss) on sale etc) - Gain (loss) on valuation of credit derivatives - Other special factors - Consolidated net income of life insurance subsidiaries + Profit before the additional provision for standard liability reserves of Mitsui Sumitomo Kirameki Life Insurance + Equity in earnings of Mitsui Sumitomo MetLife Insurance under US GAAP.
Note 3. Group ROE = Group core profit/Consolidated shareholders’ equity (yearly average) x 100
Note 4. Combined ratio = Net loss ratio + Net expense ratio.
3. The Company’s medium- to long-term management strategy and issues that need to be addressed
We expect the tough business environment for the non-life insurance industry to continue, as the strong yen will affect business performance in the corporate insurance sector, and sluggish automobile sales will continue to pull the personal insurance sector down in the domestic market. This therefore increases the importance of appropriately administering insurance underwriting activities, creating efficient business processes, and building a sound structure to secure income. We must also diversify our sales channels by ramping up our insurance sales in banks, and by beginning sales of non-life insurance products by Japan Post Holdings.

Mitsui Sumitomo Insurance Group Holdings, Inc. (8725) March 2008 Financial Results
Up to FY2010, the Company will according the New Challenge 10 management plan, dramatically improve the quality of all products by providing the customers with easy-to-understand products and services, building a sales network trusted by its customers, moving into high growth areas, strengthening our arrangements for paying out claims fairly, appropriately and without omission, and by expanding our infrastructure to support these business processes. This will provide us with the competitive advantage to drive our business forward. The company is also committed to expanding its overseas business within the three regional holding company framework in Asia, Europe and Americas, to establish a stronger global infrastructure particularly in Asia, to build stronger foundations for growth in the life insurance business and to strengthen its asset management capabilities.
In April 2008, the Company adopted a holding company structure by establishing Mitsui Sumitomo Group Holdings, Inc. as the holding company. Under this structure, the Company will not only have more efficiently operating internal controls and enhance its corporate governance, it will also display its collective strength and aim to provide its customers with maximum value by focusing on dynamically growing its non-life/life insurance businesses and overseas businesses, while also growing its financial services and risk-related businesses.

Mitsui Sumitomo Insurance Group Holdings, Inc. (8725) March 2008 Financial Results
(Consolidated)
Summary of Consolidated Results of Operations
(Yen in millions)

			Increase	Change
Items	FY2006	FY2007	(decrease)	(%)

Ordinary Income and Expenses:
Underwriting income:	1,947,162	1,954,428	7,266	0.4
Net premiums written	1,492,808	1,541,032	48,224	3.2
Deposit premiums from policyholders	224,676	197,116	(27,559)	(12.3)
Life insurance premiums	165,363	156,528	(8,835)	(5.3)
Underwriting expenses:	1,738,755	1,722,570	(16,184)	(0.9)
Net claims paid	846,445	879,724	33,279	3.9
Loss adjustment expenses	69,968	80,981	11,013	15.7
Commission and collection expenses	257,658	248,984	(8,674)	(3.4)
Maturity refunds to policyholders	340,660	322,102	(18,558)	(5.4)
Life insurance claims	24,849	31,702	6,853	27.6

Investment income:	165,224	177,376	12,151	7.4
Interest and dividends received	179,081	189,328	10,247	5.7
Gains on sale of securities	32,815	40,073	7,257	22.1
Investment expenses:	16,692	54,258	37,565	225.0
Losses on sale of securities	6,018	3,756	(2,262)	(37.6)
Losses on devaluation of securities	6,038	15,387	9,348	154.8

Operating expenses and general and administrative expenses	262,989	290,341	27,352	10.4

Other ordinary income and expenses	(2,265)	(3,767)	(1,502)	—

Ordinary profit	91,684	60,866	(30,817)	(33.6)

Extraordinary Income and Losses:
Extraordinary income	4,303	10,122	5,818	135.2
Extraordinary losses	8,074	15,060	6,986	86.5

Extraordinary income and losses	(3,770)	(4,938)	(1,167)	—

Income before income taxes	87,913	55,928	(31,985)	(36.4)
Income taxes — current	43,664	33,721	(9,942)	(22.8)
Income taxes — deferred	(17,529)	(18,322)	(792)	—
Minority interests	983	501	(481)	(49.0)
Net income	60,796	40,027	(20,768)	(34.2)

<Excluding the GRR premiums of the automobile insurance “ModoRich.”>

Net premiums written	1,492,229	1,536,535	44,305	3.0

Mitsui Sumitomo Insurance Group Holdings, Inc. (8725) March 2008 Financial Results
(Consolidated)

Direct Premiums Written by Lines of Insurance (including Deposit premiums from policyholders)
(Yen in millions)

	FY2006			FY2007
		Change	Share		Change	Share
Lines of Insurance	Amount	%	%	Amount	%	%

Fire	301,692	(0.8)	16.7	317,881	5.4	17.4

Marine	113,005	11.4	6.3	121,969	7.9	6.7

Personal Accident	327,518	(4.1)	18.1	298,155	(9.0)	16.3

Voluntary Automobile	611,148	2.6	33.8	634,948	3.9	34.8

Compulsory Automobile Liability	176,826	(2.7)	9.8	165,851	(6.2)	9.1

Other	276,517	2.7	15.3	287,459	4.0	15.7

Total	1,806,708	0.7	100.0	1,826,265	1.1	100.0
Deposit premiums from policyholders	224,676	(10.0)	12.4	197,116	(12.3)	10.8

<Excluding the GRR premiums of the automobile insurance “ModoRich.”>

Voluntary Automobile	610,568	1.5		630,450	3.3

Total	1,806,129	0.4		1,821,768	0.9

Net Premiums by Lines of Insurance
(Yen in millions)

	FY2006			FY2007
		Change	Share		Change	Share
Lines of Insurance	Amount	%	%	Amount	%	%

Fire	208,951	1.2	14.0	225,160	7.8	14.6

Marine	95,486	12.6	6.4	104,127	9.0	6.8

Personal Accident	139,531	(2.6)	9.3	138,217	(0.9)	9.0

Voluntary Automobile	601,353	1.9	40.3	624,949	3.9	40.5

Compulsory Automobile Liability	192,087	(0.7)	12.9	191,255	(0.4)	12.4

Other	255,398	3.9	17.1	257,321	0.8	16.7

Total	1,492,808	2.0	100.0	1,541,032	3.2	100.0

<Excluding the GRR premiums of the automobile insurance “ModoRich.”>

Voluntary Automobile	600,774	0.8		620,452	3.3

Total	1,492,229	1.5		1,536,535	3.0

Net Claims Paid by Lines of Insurance
(Yen in millions)

	FY2006			FY2007
		Change	Share		Change	Share
Lines of Insurance	Amount	%	%	Amount	%	%

Fire	100,229	13.6	11.9	104,817	4.6	11.9

Marine	38,684	10.0	4.6	44,367	14.7	5.0

Personal Accident	62,908	12.2	7.4	70,232	11.6	8.0

Voluntary Automobile	375,298	3.0	44.3	391,877	4.4	44.6

Compulsory Automobile Liability	134,908	3.4	15.9	136,542	1.2	15.5

Other	134,415	13.2	15.9	131,887	(1.9)	15.0

Total	846,445	6.7	100.0	879,724	3.9	100.0

Note: Any figures are amounts before the off-set of intersegment transactions.

Mitsui Sumitomo Insurance Group Holdings, Inc. (8725) March 2008 Financial Results
(Consolidated)
Consolidated Balance Sheets
(Yen in millions, %)

	As of March 31, 2007		As of March 31, 2008		Increase
Items	Amount	Share	Amount	Share	(decrease)

(Assets)
Cash deposits and savings	345,330	3.83	363,179	4.32	17,848
Call loans	41,600	0.46	39,900	0.48	(1,700)
Monetary claims bought	84,349	0.94	96,401	1.15	12,052
Money trusts	57,138	0.64	49,697	0.59	(7,441)
Investments in securities	6,949,578	77.12	6,240,612	74.31	(708,966)
Loans	768,084	8.52	801,788	9.55	33,703
Tangible fixed assets	261,267	2.90	275,005	3.27	13,738
Intangible fixed assets	87,955	0.98	86,645	1.03	(1,310)
Other assets	418,167	4.64	443,897	5.29	25,729
Deferred tax assets	4,802	0.05	5,506	0.07	704
Customers’ liabilities under acceptances and guarantees	1,237	0.01	588	0.01	(648)
Bad debts reserve	(7,859)	(0.09)	(5,503)	(0.07)	2,355

Total assets	9,011,652	100.00	8,397,718	100.00	(613,934)

(Liabilities)
Underwriting funds:	5,815,878	64.54	5,982,978	71.24	167,100
Outstanding claims	820,714		845,786		25,072
Underwriting reserve	4,995,163		5,137,192		142,028
Short-term bonds	—	—	29,983	0.36	29,983
Bonds	99,998	1.11	99,991	1.19	(6)
Other liabilities	271,795	3.02	280,459	3.34	8,664
Reserve for pension and retirement benefits	81,540	0.90	78,786	0.94	(2,753)
Reserve for pension and retirement benefits for officers and operating officers	—	—	2,706	0.03	2,706
Accrued bonuses for employees	13,468	0.15	13,476	0.16	7
Reserve under the special law:	26,707	0.30	29,961	0.36	3,254
Reserve for price fluctuation	26,707		29,961		3,254
Deferred tax liabilities	518,149	5.75	207,267	2.47	(310,882)
Liabilities under acceptances and guarantees	1,237	0.01	588	0.01	(648)

Total liabilities	6,828,775	75.78	6,726,200	80.10	(102,574)

(Net assets)
Shareholders’ equity:
Common stock	139,595	1.55	139,595	1.66	—
Capital surplus	93,138	1.03	93,107	1.11	(31)
Retained earnings	613,352	6.80	534,410	6.36	(78,941)
Treasury stock	(91,142)	(1.01)	—	—	91,142
Total shareholders’ equity	754,943	8.37	767,113	9.13	12,170
Valuation and translation adjustments:
Unrealized gains on investments, net of tax	1,402,879	15.57	875,914	10.43	(526,964)
Deferred hedge gains(losses), net of tax	(4,577)	(0.05)	528	0.01	5,105
Foreign currency translation adjustments	15,368	0.17	11,505	0.13	(3,863)
Total valuation and translation adjustments	1,413,671	15.69	887,949	10.57	(525,722)
Minority interests	14,261	0.16	16,454	0.20	2,192

Total net assets	2,182,877	24.22	1,671,517	19.90	(511,359)

Total liabilities and net assets	9,011,652	100.00	8,397,718	100.00	(613,934)

Mitsui Sumitomo Insurance Group Holdings, Inc. (8725) March 2008 Financial Results
(Consolidated)
Consolidated Statements of Income
(Yen in millions,%)

	FY2006		FY2007		Increase
Items	Amount	Share	Amount	Share	(decrease)

Ordinary income and expenses:
Ordinary income:	2,117,072	100.00	2,137,603	100.00	20,530
Underwriting income:	1,947,162	91.97	1,954,428	91.43	7,266
Net premiums written	1,492,808		1,541,032		48,224
Deposit premiums from policyholders	224,676		197,116		(27,559)
Investment income on deposit premiums from policyholders	57,322		58,713		1,391
Life insurance premiums	165,363		156,528		(8,835)
Other underwriting income	6,991		1,037		(5,953)
Investment income:	165,224	7.81	177,376	8.30	12,151
Interest and dividends received	179,081		189,328		10,247
Investment gains on money trusts	952		327		(625)
Gains on sale of securities	32,815		40,073		7,257
Gains on redemption of securities	7,909		3,568		(4,341)
Other investment income	1,787		2,792		1,004
Transfer of investment income on deposit premiums from policyholders	(57,322)		(58,713)		(1,391)
Other ordinary income	4,685	0.22	5,798	0.27	1,112

Ordinary expenses:	2,025,388	95.67	2,076,736	97.15	51,348
Underwriting expenses:	1,738,755	82.13	1,722,570	80.58	(16,184)
Net claims paid	846,445		879,724		33,279
Loss adjustment expenses	69,968		80,981		11,013
Commission and collection expenses	257,658		248,984		(8,674)
Maturity refunds to policyholders	340,660		322,102		(18,558)
Dividends to policyholders	57		59		2
Life insurance claims	24,849		31,702		6,853
Provision for outstanding claims	75,783		27,846		(47,936)
Provision for underwriting reserve	121,044		128,703		7,658
Other underwriting expenses	2,286		2,464		177
Investment expenses:	16,692	0.79	54,258	2.54	37,565
Investment losses on money trusts	—		612		612
Losses on sale of securities	6,018		3,756		(2,262)
Losses on devaluation of securities	6,038		15,387		9,348
Losses on redemption of securities	192		534		341
Losses on derivative transactions	652		23,272		22,619
Other investment expenses	3,790		10,696		6,906
Operating expenses and general and administrative expenses	262,989	12.42	290,341	13.58	27,352
Other ordinary expenses:	6,951	0.33	9,566	0.45	2,615
Interest paid	829		1,082		253
Loss on bad debts	37		39		1
Equity in losses of affiliates	2,677		5,273		2,595
Other ordinary expenses	3,406		3,171		(235)

Ordinary profit	91,684	4.33	60,866	2.85	(30,817)

Extraordinary income and losses:
Extraordinary income:	4,303	0.20	10,122	0.47	5,818
Gains on sale of fixed assets	1,984		9,290		7,305
Other extraordinary income	2,318		831		(1,487)

Extraordinary losses:	8,074	0.38	15,060	0.70	6,986
Losses on sale of fixed assets	2,079		8,065		5,985
Impairment loss on fixed assets	491		3,740		3,249
Provision for reserve under the special law	3,167		3,254		87
Provision for price fluctuation reserve	3,167		3,254		87
Other extraordinary losses	2,335		—		(2,335)

Income before income taxes	87,913	4.15	55,928	2.62	(31,985)
Income taxes — current	43,664	2.06	33,721	1.58	(9,942)
Income taxes — deferred	(17,529)	(0.83)	(18,322)	(0.86)	(792)
Minority Interests	983	0.05	501	0.02	(481)

Net income	60,796	2.87	40,027	1.88	(20,768)

Mitsui Sumitomo Insurance Group Holdings, Inc. (8725) March 2008 Financial Results
(Consolidated)
Consolidated Statement of Changes in Net Assets
(Yen in millions)

	Shareholders’ equity
	Common	Capital	Retained	Treasury	Total shareholders’
	stock	surplus	earnings	stock	equity

Balance as of March 31, 2006	139,595	93,127	577,028	(77,321)	732,429

Changes in the period

Dividends from surplus (Note)			(12,785)		(12,785)

Dividends from surplus			(8,522)		(8,522)

Net income			60,796		60,796

Acquisition of treasury stock				(13,839)	(13,839)

Disposal of treasury stock		11		18	30

Change in interest in consolidated subsidiaries			(3,164)		(3,164)

Net changes in items other than shareholders’ equity

Changes in the period	—	11	36,323	(13,820)	22,514

Balance as of March 31, 2007	139,595	93,138	613,352	(91,142)	754,943

	Valuation and translation adjustments
	Unrealized gains	Deferred hedge	Foreign currency
	on investments,	gains(losses),	translation	Minority
	net of tax	net of tax	adjustments	interests	Total net assets

Balance as of March 31, 2006	1,291,051	—	3,988	7,221	2,034,690

Changes in the period

Dividends from surplus (Note)					(12,785)

Dividends from surplus					(8,522)

Net income					60,796

Acquisition of treasury stock					(13,839)

Disposal of treasury stock					30

Change in interest in consolidated subsidiaries					(3,164)

Net changes in items other than shareholders’ equity	111,828	(4,577)	11,379	7,040	125,671

Changes in the period	111,828	(4,577)	11,379	7,040	148,186

Balance as of March 31, 2007	1,402,879	(4,577)	15,368	14,261	2,182,877

(Note)	This figure is the item about appropriation of profit approved at the ordinary general meeting of shareholders held in June 2006.

Mitsui Sumitomo Insurance Group Holdings, Inc. (8725) March 2008 Financial Results
(Consolidated)
(Yen in millions)

	Shareholders’ equity
	Common	Capital	Retained	Treasury	Total shareholders’
	stock	surplus	earnings	stock	equity

Balance as of March 31, 2007	139,595	93,138	613,352	(91,142)	754,943

Changes in the period

Dividends from surplus			(21,166)		(21,166)

Net income			40,027		40,027

Acquisition of treasury stock				(7,629)	(7,629)

Disposal of treasury stock		19		63	82

Cancellation of treasury stock		(50)	(98,657)	98,707	—

Increase due to change in consolidation scope			296		296

Increase due to merger at consolidated subsidiaries			558		558

Net changes in items other than shareholders’ equity

Changes in the period	—	(31)	(78,941)	91,142	12,170

Balance as of March 31, 2008	139,595	93,107	534,410	—	767,113

	Valuation and translation adjustments
		Deferred hedge	Foreign currency
	Unrealized gains on	gains(losses),	translation	Minority
	investments, net of tax	net of tax	adjustments	interests	Total net assets

Balance as of March 31, 2007	1,402,879	(4,577)	15,368	14,261	2,182,877

Changes in the period

Dividends from surplus					(21,166)

Net income					40,027

Acquisition of treasury stock					(7,629)

Disposal of treasury stock					82

Cancellation of treasury stock					—

Increase due to change in consolidation scope					296

Increase due to merger at consolidated subsidiaries					558

Net changes in items other than shareholders’ equity	(526,964)	5,105	(3,863)	2,192	(523,529)

Changes in the period	(526,964)	5,105	(3,863)	2,192	(511,359)

Balance as of March 31, 2008	875,914	528	11,505	16,454	1,671,517

Mitsui Sumitomo Insurance Group Holdings, Inc. (8725) March 2008 Financial Results
(Consolidated)
Consolidated Statements of Cash Flows
(Yen in millions)

Items		FY2006	FY2007	Change

I.	Cash flows from operating activities:
	Income before income taxes	87,913	55,928	(31,985)
	Depreciation	16,631	19,441	2,810
	Impairment loss on fixed assets	491	3,740	3,249
	Amortization of goodwill	2,052	2,845	792
	Amortization of negative goodwill	(8)	(453)	(445)
	Increase(decrease) in outstanding claims	75,783	27,936	(47,846)
	Increase(decrease) in underwriting reserve	118,445	126,534	8,089
	Increase(decrease) in bad debts reserve	(5,018)	(2,424)	2,593
	Increase(decrease) in reserve for employees’ retirement and severance benefits	(983)	384	1,367
	Increase(decrease) in reserve for pension and retirement benefits for officers and operating officers	—	(394)	(394)
	Increase(decrease) in accrued bonuses for employees	(343)	36	379
	Increase(decrease) in reserve for price fluctuation	3,167	3,254	87
	Interest and dividend income	(179,081)	(189,328)	(10,247)
	Losses(gains) on investment in securities	(28,730)	(23,963)	4,766
	Losses(gains) on investment in derivative transactions	652	23,272	22,619
	Interest expenses	829	1,082	253
	Foreign exchange losses(gains)	1,526	9,666	8,140
	Losses(gains) on disposal of tangible fixed assets	(266)	(1,220)	(954)
	Equity in losses(gains) of affiliates	2,677	5,273	2,595
	Decrease(increase) in other assets	(13,621)	(13,685)	(63)
	Increase(decrease) in other liabilities	14,853	(2,232)	(17,086)
	Others	6,643	3,894	(2,749)

	Subtotal	103,614	49,587	(54,027)
	Interest and dividends received	176,459	185,523	9,064
	Interest paid	(795)	(947)	(151)
	Income tax paid	(51,861)	(44,476)	7,385

	Net cash provided by operating activities	227,417	189,688	(37,728)
II.	Cash flows from investing activities:
	Net increase(decrease) in deposit at banks	(5,410)	(12,024)	(6,613)
	Purchase of monetary claims bought	(22,323)	(16,446)	5,877
	Proceeds from sales and redemption of monetary claims bought	2,299	4	347
	Purchase of money trusts	(15,000)	(8,066)	6,933
	Proceeds from sales of money trusts	14,179	10,700	(3,479)
	Purchase of securities	(918,030)	(843,847)	74,182
	Proceeds from sales and redemption of securities	764,441	736,363	(28,077)
	Investment in loans	(260,617)	(258,430)	2,187
	Collection of loans	267,783	224,654	(43,129)
	Increase(decrease) in cash received under securities lending transactions	(20,429)	6,766	27,195
	Others	(1,444)	5,104	6,548

	II  Subtotal	(194,551)	(152,579)	41,972
	(I + II )	32,865	37,108	4,243
	Acquisition of tangible fixed assets	(23,848)	(41,861)	(18,012)
	Proceeds from sales of tangible fixed assets	5,193	14,176	8,982
	Cash paid on acquisition,net of cash and cash equivalents acquired	(7,337)	—	7,337
	Others	21	(5,356)	(5,378)

	Net cash used in investing activities	(220,522)	(185,621)	34,900
III.	Cash flows from financing activities:
	Proceeds from issuance of short-term bonds	—	29,976	29,976
	Proceeds from issuance of bonds	—	29,991	29,991
	Redemption of bonds	—	(30,000)	(30,000)
	Acquisition of treasury stock	(13,839)	(7,629)	6,210
	Cash dividends paid	(21,308)	(21,166)	141
	Cash dividends paid to minority shareholders	(1,207)	(700)	507
	Others	(1,003)	(800)	202

	Net cash used in financing activities	(37,358)	(329)	37,029
IV.	Effect of exchange rate changes on cash and cash equivalents	9,634	(5,307)	(14,942)

V.	Net change in cash and cash equivalents	(20,829)	(1,570)	19,259
VI.	Cash and cash equivalents at beginning of the year	386,179	365,350	(20,829)

VII.	Increase in cash and cash equivalents due to merger at consolidated subsidiaries	—	630	630
VIII.	Decrease in cash and cash equivalents due to change in consolidation scope	—	(329)	(329)

IX.	Cash and cash equivalents at end of the year	365,350	364,081	(1,269)

Mitsui Sumitomo Insurance Group Holdings, Inc. (8725) March 2008 Financial Results
(Consolidated)
Basis of Presenting Consolidated Financial Statements
1. Scope of Consolidation

Number of consolidated subsidiaries	35

Main companies	Mitsui Sumitomo Kirameki Life Insurance Company, Limited
MSIG Holdings (Americas), Inc.
Mitsui Sumitomo Insurance (London Management) Ltd
Mingtai Fire & Marine Insurance Co., Ltd
As Mitsui Sumitomo Insurance (China) Company Limited was established in the current consolidated fiscal year, it is included in the scope of consolidation from the current consolidated fiscal year.
Because the importance of PT. PAI Insurance has diminished due to corporate restructuring, and MSI Re Management, Inc. and two other companies were liquidated, they have been removed from the scope of consolidation.
2. Application of equity method

Number of affiliated companies accounted for under the equity method	3

Main companies	Mitsui Sumitomo MetLife Insurance Co., Ltd
Sumitomo Mitsui Asset Management Company, Limited
3. Significant accounting policies
Depreciation method of tangible fixed assets
Tangible fixed assets of the parent company and the domestic consolidated subsidiaries are depreciated using the declining balance method. However, buildings acquired on or after April 1, 1998 (excluding fixtures) are depreciated by the straight-line method.
Tangible fixed assets of overseas consolidated subsidiaries are mainly depreciated using the straight-line method.
(Changes in accounting policy)
Following the amendment of the Corporate Tax Law, the parent company and its domestic consolidated subsidiaries have, from the current consolidated fiscal year, changed their depreciation method for tangible fixed assets acquired on or after April 1, 2007 in accordance with the revised Corporate Tax Law. As a result of this change, ordinary profit and income before income taxes have each decreased by 560 million yen compared to the previous depreciation method.

The effect on segment information are stated accordingly.
(Additional information)
Following the revision of the Corporate Tax Law, the parent company and its domestic consolidated subsidiaries have, from the current consolidated fiscal year, recorded tangible fixed assets acquired on or before March 31, 2007 based on the previous depreciation method. When the carrying amount of the said assets reaches 5% of acquisition, the balance of the value equivalent to 5% of acquisition cost and remainder value are amortized equally for 5 years and included in “Loss adjustment expenses” and “Operating expenses and general and administrative expenses” from the next consolidated fiscal year. As a result of this change, ordinary profit and income before income taxes have each fallen by 479 million yen compared to the previous depreciation method.
The effect on segment information has been stated accordingly.
As there are no other important changes to the contents of the recent Securities Report (filed June 27, 2007), disclosures is omitted.

Mitsui Sumitomo Insurance Group Holdings, Inc. (8725) March 2008 Financial Results
(Consolidated)
Reclassification
(Consolidated balance sheet)
The reserve for directors’ retirement benefits, which had been included in “Reserve for pension and retirement benefits” in the previous consolidated fiscal year, has been accounted for as “Reserve for pension and retirement benefits for executives” from the current consolidated fiscal year.
(Consolidated cash flow statement)
Increase (decrease) in executives’ retirement benefits, which had been included in “Increase (decrease) in reserve for employees’ retirement and severance benefits” in the previous consolidated fiscal year, has been accounted for as “Increase (decrease) in reserve for pension and retirement benefits for executives” from the current consolidated fiscal year.
Notes to Consolidated Financial Statements
(Notes to Consolidated Balance Sheets)
1. The accumulated depreciation for tangible fixed assets amounted to 271,655 million yen, and advanced depreciation amounted to 19,258 million yen.
2. Cost of equity investments in non-consolidated subsidiaries and affiliates are as follows:

Investments in securities	(Stock)	14,286 million yen
Investments in securities	(Foreign securities)	6,133 million yen
Investments in securities	(Other securities)	8,633 million yen
3.
(1) Loans to financially impaired parties amount to 207 million yen and overdue loans amounted to 2,367 million yen.
     Loans to financially impaired parties are those loans excluding the portion of the loans that were written off, on which accrued interest receivable is not recognized because repayment of principal or interest were overdue for considerable periods and they are regarded uncollectible and which meet the conditions prescribed in Article 96, Section 1-3 and 1-4 of the Corporate Tax Law Enforcement Ordinance (1965 Cabinet Order. No. 97). Hereafter, this last category is referred to as “Loans not accruing interest”.
     Overdue loans are loans not accruing interest other than loans to financially impaired parties and to customers to which graces were given for their interest payments for the purpose of restructuring of, or support to debtors in financial difficulty.
(2) Loans overdue for 3 months or more was 946 million yen.
Loans overdue 3 months or more means loans of which principal or interest payment was past due for 3 months or more after the contract payment date and those loans not to financially impaired parties and overdue loans.
(3) The amount of restructured loans was 1,495 million yen.
     Such restructured loans are loans in which have been granted favorable terms for the benefit of debtors such as interest exemption or reduction, grace on interest payments, grace on principal repayments, or forgiveness of debts for the purpose of restructuring or supporting to the debtors in financial difficulty. Loans to financially impaired parties, overdue loans and loans overdue for 3 months or more are excluded from the category.
(4) Loans to financially impaired parties, overdue loans, loans overdue for 3 months or more, and restructured loans total 5,017 million yen.
4. Assets used as collateral consisted of securities (53,273 million yen), cash and deposits (4,151 million yen) and tangible fixed assets (532 million yen). These have been deposited for the Real Time Gross Settlement System used by the Bank of Japan to settle current accounts.
5. Investments in securities contain 152,411 million yen of securities that have been loaned under securities lending agreements.
6. The Company provides guarantees to the execution of transactions by limited partnership entity. Aggregated net present value of these transactions as of March 31, 2008 is 497,014 million yen. As there is no substantial exposure, these are not included in “Customer’s liabilities under acceptances and guarantees” or “Liabilities under acceptances and guarantees”.

Mitsui Sumitomo Insurance Group Holdings, Inc. (8725) March 2008 Financial Results
(Consolidated)
7. The Company has signed/stamped a net worth maintenance agreement on behalf of its affiliate Mitsui Sumitomo MetLife Insurance Co., Ltd. (“MSML”) Under this agreement, the Company’s funding and other obligations are triggered if MSML falls under a situation that its net worth falls short of a predetermined level or it does not maintain adequate liquidity for payment for its obligations. The total liabilities and assets as of March 31, 2008 were 2,528,083 million yen (including Underwriting funds in the amount of 2,509,690 million yen) and 2,543,102 million yen, respectively.
     Note also that this agreement does not provide any guarantees for payment for its obligations. MSML was not in a triggering situation mentioned above as of March 31, 2008.
8. Unutilized portion of commitment lines given to third parties amounted to 3,436 million yen.
(Notes to Consolidated Statements of Income)
1. Business expenses mainly consist of:

Commission expenses:	248,520 million yen
Salaries:	136,279 million yen
     Business expenses represent the total of the loss adjustment expenses, operating expenses and general and administrative expenses and commissions and collection expenses in the consolidated statement of income.
2. Other extraordinary income is reversal of bad debt reserve.
3. In the year ended March 31, 2008, impairment losses were recognized for the following assets:

			Impairment losses
Use	Asset category	Description of assets	(Yen in millions)

Rental properties	Building	Building for rent in Osaka Prefecture	5	Buildings	5

Idle real estate and real estate for sale	Land and buildings	14 properties, including office buildings in the Tokyo metropolitan area.	3,735	Land Buildings	93 3,642

     Properties used for insurance operations are grouped as a single asset group for the entire insurance operations. Rental properties, idle real estate and real estate for sale constitute asset groups by their own.
     Carrying amounts of the above mentioned assets were reduced to their realizable values in view of falling property values or idle real estate and the resulting decreases in the carrying amounts were recorded as an impairment loss in the aggregate amount of 3,740 million yen in the extraordinary losses.
     The realizable values of the assets concerned are determined at the higher of the net sale values or the potential values in continued use. The net sale values are computed based on the sale values, the appraisal values by independent appraisers or the road ratings and valuation multipliers in taxation of inheritance tax and gift tax, and the potential values in continued use are computed by discounting the future cash flows at the discount rate of 6.2%.
(Notes to Consolidated Statements of Changes in Net Assets)
1. Type and number of stock issued and treasury stock

	Thousand of shares
	Outstanding balance			Outstanding balance
	as of March 31, 2007	Increase	Decrease	as of March 31, 2008

Issued

Common share	1,513,184	—	108,782	1,404,402

Total	1,513,184	—	108,782	1,404,402

Treasury stock

Common share	101,982	6,870	108,853	—

Total	101,982	6,870	108,853	—

Notes:	1.	The decrease of 108,782 thousand shares of common share issued was due to a redemption of the treasury stock.

	2.	The increase of common treasury shares was 6,870 thousand shares in aggregate, as a result of the stock purchase in the market (6,402 thousand shares) and repurchase of fractional shares (468 thousand shares).

	3.	The decrease of 108,853 thousand shares of common treasury shares was due to a redemption of 108,782 thousand shares of treasury stock and sale of 71 thousand shares of fractional unit shares.

Mitsui Sumitomo Insurance Group Holdings, Inc. (8725) March 2008 Financial Results
(Consolidated)
2. Dividends
(1) Dividends paid

		Total amount of	Dividend
		dividend	per share	Date of	Effective
Resolution	Type of share	(Yen in millions)	(Yen)	record	date

General shareholders’ meeting held on June 27, 2007	Common share	11,289	8	March 31, 2007	June 28, 2007
Meeting of board of directors held on November 20, 2007	Common share	9,876	7	September 30, 2007	December 13, 2007
(2) Dividends to be made effective in the following year for which the date of record is in the current reporting period

		Total amount of		Dividend
Scheduled		dividend	Source of	per share	Date of	Effective
resolution	Type of share	(Yen in millions)	dividend	(Yen)	record	date

General shareholders’ meeting to be held on June 26, 2008	Common share	12,639	Retained earnings	9	March 31, 2008	June 27, 2008
(Notes to Consolidated Statements of Cash Flows)
1. Reconciliation of balance sheet items to cash and cash equivalents outstanding

(Yen in millions)
Cash, deposits and savings	363,179
Call loans	39,900
Monetary claims bought	96,401
Money trust	49,697
Time deposit with an original maturity of more than 3 months	(56,947)
Monetary claims bought other than cash equivalents	(80,317)
Money trust other than cash equivalents	(47,831)

Cash and cash equivalents	364,081

2. Significant non-cash transaction
     The value of assets and liabilities recorded on new finance lease transactions in the current year was 923 million yen.
3. Cash flows from investing activities include cash flows from investments made as part of the insurance business.

Mitsui Sumitomo Insurance Group Holdings, Inc. (8725) March 2008 Financial Results
(Consolidated)
Segment information
1. Segment information by lines of business
Previous consolidated fiscal year (From April 1, 2006 through March 31, 2007)
(Units: Yen in millions)

	Property and			Adjustment and
	casualty insurance	Life insurance	Total	Elimination	Consolidated

I Ordinary income and ordinary profit/loss
(1) Ordinary income from external customers	1,937,662	179,834	2,117,497	(424)	2,117,072
(2) Ordinary income arising from inter segment transactions	3,146	—	3,146	(3,146)	—

Total	1,940,809	179,834	2,120,643	(3,570)	2,117,072

Ordinary expenses	1,846,501	182,477	2,028,978	(3,590)	2,025,388

Ordinary profit/(loss)	94,307	(2,642)	91,664	19	91,684

II Assets, depreciation, impairment losses on fixed assets and capital expenditure
Assets	8,106,557	906,006	9,012,563	(910)	9,011,652

Depreciation	16,416	214	16,631	—	16,631

Impairment losses on fixed assets	491	—	491	—	491

Capital expenditure	24,573	332	24,905	—	24,905

Notes
(1)	The segments are classified based on the characteristics of operation of the reporting company and its consolidated subsidiaries.

(2)	Major operations of each segment are as follows:

Non-Life Insurance: Underwriting non-life insurance and related investment activities

Life Insurance: Underwriting life insurance and related investment activities

(3)	A major component of the “Adjustments and Eliminations” for “Ordinary income from external customers” is the transfer from “Investment gains under the equity method”, which is included in “Investment income relating to Non-Life Insurance segment”, to “Investment losses under equity method” in “Other ordinary expenses” in the consolidated statements of income.
Current consolidated fiscal year (From April 1, 2007 through March 31, 2008)
(Units: Yen in millions)

	Property and			Adjustment and
	casualty insurance	Life insurance	Total	Elimination	Consolidated

I Ordinary income and ordinary profit/loss
(1) Ordinary income from external customers	1,965,127	173,435	2,138,562	(958)	2,137,603
(2) Ordinary income arising from inter segment transactions	2,810	—	2,810	(2,810)	—

Total	1,967,938	173,435	2,141,373	(3,769)	2,137,603

Ordinary expenses	1,901,347	179,159	2,080,506	(3,769)	2,076,736

Ordinary profit/(loss)	66,590	(5,724)	60,866	—	60,866

II Assets, depreciation, impairment losses on fixed assets and capital expenditure
Assets	7,388,668	1,009,780	8,398,449	(730)	8,397,718

Depreciation	19,237	204	19,441	—	19,441

Impairment losses on fixed assets	3,740	—	3,740	—	3,740

Capital expenditure	44,692	381	45,073	—	45,073

Notes
(1)	The segments are classified based on the characteristics of operation of the reporting company and its consolidated subsidiaries.

(2)	Major operations of each segment are as follows:

Non-Life Insurance: Underwriting non-life insurance and related investment activities

Life Insurance: Underwriting life insurance and related investment activities

(3)	A major component of the “Adjustments and Eliminations” for “Ordinary income from external customers” is the transfer from “Investment gains under the equity method”, which is included in “Investment income relating to Non-Life Insurance segment”, to “Investment losses under equity method” in “Other ordinary expenses” in the consolidated statements of income.

Mitsui Sumitomo Insurance Group Holdings, Inc. (8725) March 2008 Financial Results
(Consolidated)
(4)	Change in accounting policies

(Change in method of depreciation for tangible fixed assets)
     In accordance with the amendment of the Corporate Tax Law of Japan, the reporting company and domestic consolidated subsidiaries have changed the depreciation method to that stipulated in the amended Corporate Tax Law of Japan for tangible fixed assets acquired on or after April 1, 2007 effective from the fiscal year ended March 31, 2008. As a result, as compared with the previous method, ordinary expenses of Non-Life Insurance business increased by ¥554 million and ordinary profit of Non-Life Insurance business decreased by the same amount accordingly. The effect of this change on Life Insurance business was insignificant.
     (Supplementary information)
     The reporting company and domestic consolidated subsidiaries fully depreciate over 5 years using the straight line method the residual value (equivalent to 5% of the acquisition costs) of tangible fixed assets acquired on or before March 31, 2007 in accordance with the amended Corporate Tax Law of Japan. These depreciation costs are recognized in “Ordinary expenses”. As a result, as compared with the previous method, ordinary expenses of Non-Life Insurance business increased by ¥479 million and ordinary profit of Non-Life Insurance business decreased by the same amount accordingly. The effect of this change on Life Insurance business was insignificant.
2. Geographic segment information
Previous consolidated fiscal year (From April 1, 2006 through March 31, 2007)
(Units: Yen in millions)

						Adjustment and
	Japan	Asia	Europe	The Americas	Total	Elimination	Consolidated

I Ordinary income and ordinary profit/loss
(1) Ordinary income from external customers	1,921,540	76,806	79,592	40,258	2,118,197	(1,124)	2,117,072
(2) Ordinary income arising from inter segment transactions	3,808	356	47	—	4,211	(4,211)	—

Total	1,925,348	77,162	79,639	40,258	2,122,409	(5,336)	2,117,072

Ordinary expenses	1,847,312	68,436	74,568	37,340	2,027,658	(2,269)	2,025,388

Ordinary profit/(loss)	78,036	8,726	5,070	2,918	94,751	(3,067)	91,684

II Assets	8,385,665	256,055	220,016	173,056	9,034,794	(23,141)	9,011,652

Notes
(1)	Geographic segment information is determined based on geographic proximity.

(2)	Major countries or regions included in each geographic segment are:
((1))	Asia: Taiwan, Malaysia and Singapore

((2))	Europe: U.K. and Ireland

((3))	The Americas: U.S.A., Brazil
(3)	“Adjustments and Eliminations” for “Ordinary income from external customers” represents the transfer from “Reversal of underwriting reserves”, which is included in “Ordinary income regarding the Americas”, to “Provision for underwriting reserves” in “Ordinary expenses” in the consolidated statement of income.
Current consolidated fiscal year (From April 1, 2007 through March 31, 2008)
(Units: Yen in millions)

						Adjustment and
	Japan	Asia	Europe	The Americas	Total	Elimination	Consolidated

I Ordinary income and ordinary profit/loss
(1) Ordinary income from external customers	1,911,050	81,804	110,756	45,222	2,148,834	(11,231)	2,137,603
(2) Ordinary income arising from inter segment transactions	2,850	356	85	12	3,304	(3,304)	—

Total	1,913,901	82,160	110,842	45,235	2,152,139	(14,535)	2,137,603

Ordinary expenses	1,866,748	70,862	117,342	34,326	2,089,280	(12,544)	2,076,736

Ordinary profit/(loss)	47,152	11,298	(6,500)	10,908	62,858	(1,991)	60,866

II Assets	7,693,694	274,802	261,992	190,803	8,421,293	(23,574)	8,397,718

Notes

(1)	Geographic segment information is determined based on geographic proximity.

Mitsui Sumitomo Insurance Group Holdings, Inc. (8725) March 2008 Financial Results
(Consolidated)

(2)	Major countries or regions included in each geographic segment are:

((1)) Asia: Taiwan, Malaysia and Singapore

((2)) Europe: U.K. and Ireland

((3)) The Americas: U.S.A., Bermuda

(3)	“Adjustments and Eliminations” for “Ordinary income from external customers” represents the transfer from “Reversal of underwriting reserves” and “Reversal of outstanding reserves”, which is included in “Ordinary income regarding the Americas”, to “Provision for underwriting reserves” and “Provision for outstanding claims” in “Ordinary expenses” in the consolidated statement of income.

(4)	Change in accounting policies
     (Change in method of depreciation for tangible fixed assets)
     In accordance with the amendment of the Corporate Tax Law of Japan, the reporting company and domestic consolidated subsidiaries have changed the depreciation method to that stipulated in the amended Corporate Tax Law of Japan for tangible fixed assets acquired on or after April 1, 2007 effective from the fiscal year ended March 31, 2008. As a result, as compared with the previous method, ordinary expenses for Japan increased by ¥560 million and ordinary profit in Japan decreased by the same amount accordingly.
     (Supplementary information)
     The reporting company and domestic consolidated subsidiaries fully depreciate over 5 years using the straight line method the residual value (equivalent to 5% of the acquisition costs) of tangible fixed assets acquired on or before March 31, 2007 in accordance with the amended Corporate Tax Law of Japan. These depreciation costs are recognized in “Ordinary expenses”. As a result, as compared with the previous method, ordinary expenses for Japan increased by ¥479 million and ordinary profit for Japan decreased by the same amount accordingly.
3. Overseas sales
Previous consolidated fiscal year (From April 1, 2006 through March 31, 2007)
(Units: Yen in millions)

	Asia	Europe	The Americas	Total

I Overseas sales (a)	107,479	86,099	54,552	248,131

II Consolidated sales (b)				2,117,072

III (a)/(b) (%)	5.08	4.07	2.58	11.72

Notes

(1)	Geographic segment information is determined based on geographic proximity.

(2)	Major countries or regions included in each geographic category are:

((1)) Asia: Taiwan, Malaysia and Singapore

((2)) Europe: U.K. and Ireland

((3)) The Americas: U.S.A., Brazil

(3)	Overseas sales are the sum of overseas sales of the reporting company and ordinary income of its consolidated overseas subsidiaries.

(4)	Consolidated sales are the sum of ordinary income of the reporting company and ordinary income of its consolidated subsidiaries.
Current consolidated fiscal year (From April 1, 2007 through March 31, 2008)
(Units: Yen in millions)

	Asia	Europe	The Americas	Total

I Overseas sales (a)	117,216	109,918	59,552	286,687

II Consolidated sales (b)				2,137,603

III (a)/(b) (%)	5.48	5.14	2.79	13.41

Notes

(1)	Geographic segment information is determined based on geographic proximity.

(2)	Major countries or regions included in each geographic category are:

Mitsui Sumitomo Insurance Group Holdings, Inc. (8725) March 2008 Financial Results
(Consolidated)

((1)) Asia: Malaysia, Taiwan and Singapore

((2)) Europe: U.K. and Ireland

((3)) The Americas: U.S.A., Bermuda

(3)	Overseas sales are the sum of overseas sales of the reporting company and ordinary income of its consolidated overseas subsidiaries.

(4)	Consolidated sales are the sum of ordinary income of the reporting company and ordinary income of its consolidated subsidiaries.

Mitsui Sumitomo Insurance Group Holdings, Inc. (8725) March 2008 Financial Results
(Consolidated)
Tax Effect Accounting

As of March 31, 2007
1. Significant components of deferred tax assets and liabilities
(Yen in millions)
Deferred tax assets:
Investment in securities	27,237
Land	12,006
Bad debt reserves	1,515
Underwriting reserve	159,056
Outstanding claims	24,950
Reserves for pension and retirement benefits	28,683
Software	16,447
Other	36,080

Total gross deferred tax assets	305,977
Less valuation allowance	(23,308)

Total net deferred tax assets	282,669
Deferred tax liabilities
Unrealized gains on investments	(792,932)
Other	(3,084)

Total gross deferred tax liabilities	(796,016)

Total deferred tax liabilities net of deferred tax assets	(513,347)

2. A reconciliation of the significant difference between domestic statutory tax rate and the effective income tax rate after application of deferred tax accounting is as follows:

(Units: %)
Domestic statutory tax rate
(Adjustments)	36.1
Deduction for dividends received	(8.2)
Elimination of dividends received from consolidated subsidiaries	1.4
Entertainment and other expenses not deductible for tax purpose	1.2
Other	(0.8)

Effective income tax rate	29.7

As of March 31, 2008
1. Significant components of deferred tax assets and liabilities
(Yen in millions)
Deferred tax assets:
Investment in securities	31,431
Land	13,122
Bad debt reserves	868
Underwriting reserve	173,448
Outstanding claims	20,743
Reserves for pension and retirement benefits	27,809
Software	19,090
Other	38,467

Total gross deferred tax assets	324,982
Less valuation allowance	(24,662)

Total net deferred tax assets	300,319
Deferred tax liabilities
Unrealized gains on investments	(495,045)
Other	(7,035)

Total gross deferred tax liabilities	(502,080)

Total deferred tax liabilities net of deferred tax assets	(201,760)

2. A reconciliation of the significant difference between domestic statutory tax rate and the effective income tax rate after application of deferred tax accounting is as follows:

(Units: %)
Domestic statutory tax rate
(Adjustments)	36.1
Deduction for dividends received	(14.0)
Elimination of dividends received from consolidated subsidiaries	2.9
Entertainment and other expenses not deductible for tax purpose	2.0
Other	0.5

Effective income tax rate	27.5

Mitsui Sumitomo Insurance Group Holdings, Inc. (8725) March 2008 Financial Results
(Consolidated)
Securities
1.	Trading securities

Not applicable

2. Marketable securities held to maturity	(Yen in millions)

		As of March 31, 2007			As of March 31, 2008
		Amortized			Amortized
Items		cost	Fair value	Difference	cost	Fair value	Difference
In case fair values exceed amortized cost	Domestic Bonds	241,345	244,156	2,810	378,795	389,882	11,087
	Foreign Securities	980	994	13	5,022	5,043	21

	Sub Total	242,326	245,150	2,824	383,818	394,926	11,108

In case fair values do not exceed amortized cost	Domestic Bonds	134,165	132,433	(1,732)	59,218	57,729	(1,488)
	Foreign Securities	7,234	7,202	(32)	—	—	—

	Sub Total	141,400	139,635	(1,764)	59,218	57,729	(1,488)

Total		383,726	384,786	1,060	443,036	452,655	9,619

3. Marketable securities earmarked for policy reserve	(Yen in millions )

		As of March 31, 2007			As of March 31, 2008
		Amortized			Amortized
Items		cost	Fair value	Difference	cost	Fair value	Difference
In case fair values exceed amortized cost	Domestic Bonds	2,290	2,325	34	4,489	4,710	220
In case fair values do not exceed amortized cost	Domestic Bonds	891	889	(1)	—	—	—

Total		3,181	3,214	33	4,489	4,710	220

4. Marketable securities available for sale	(Yen in millions )

		As of March 31, 2007			As of March 31, 2008
		Acquisition			Acquisition
Items		cost	Fair value	Difference	cost	Fair value	Difference
In case fair values exceed cost or amortized cost	Domestic Bonds	1,374,597	1,397,365	22,767	1,907,332	1,955,576	48,243
	Domestic Stocks	740,835	2,822,026	2,081,191	680,194	1,999,523	1,319,329
	Foreign Securities	702,409	791,673	89,264	492,661	550,972	58,310
	Others	101,983	115,031	13,048	79,213	85,277	6,063

	Sub Total	2,919,825	5,126,098	2,206,273	3,159,402	4,591,349	1,431,947

In case fair values do not exceed cost or amortized cost	Domestic Bonds	846,752	838,710	(8,041)	264,754	261,650	(3,104)
	Domestic Stocks	13,835	12,686	(1,148)	76,030	70,677	(5,352)
	Foreign Securities	432,493	426,722	(5,771)	738,324	696,912	(41,411)
	Others	45,703	44,688	(1,014)	79,849	69,477	(10,371)

	Sub Total	1,338,784	1,322,808	(15,976)	1,158,958	1,098,718	(60,240)

Total		4,258,609	6,448,906	2,190,296	4,318,361	5,690,068	1,371,707

As of March 31, 2007

1. Others include beneficiary claims on loan trusts represented as monetary claims bought in consolidated balance sheets.
2. Impairment losses of marketable securities available for sale amount to 3,005 million yen.
     Parent company and its domestic consolidated subsidiaries recognize impairment losses on marketable securities if the fair value is declined by more than 50% of their cost or amortized cost, or more than 30% except the fair value is expected to be recovered.
As of March 31, 2008

1. Others include beneficiary claims on loan trusts represented as monetary claims bought in consolidated balance sheets.
2. Impairment losses of marketable securities available for sale amount to 13,045 million yen.
     Parent company and its domestic consolidated subsidiaries in principle recognize impairment losses on marketable securities if the fair value is declined by more than 30% of their cost or amortized cost.

Mitsui Sumitomo Insurance Group Holdings, Inc. (8725) March 2008 Financial Results
(Consolidated)
5.	Securities earmarked for policy reserve sold in this fiscal year

Not applicable

6. Securities available for sale sold in this fiscal year	(Yen in millions )

	FY2006			FY2007
Items	Sold Amount	Gains on sale	Losses on sale	Sold Amount	Gains on sale	Losses on sale
Securities available for sale	538,466	32,815	6,018	492,251	39,798	3,755

7. Securities for which fair value is not available	(Yen in millions)

As of March 31, 2007

(1)	Securities held to maturity

Foreign Securities	510
Others	44,226
Note: Others include certificate of deposit which are represented as cash deposits and savings, and commercial paper which are represented as monetary claims bought in consolidated balance sheets.

(2)	Securities earmarked for policy reserve

Not applicable

(3)	Securities available for sale

Domestic Bonds	5,381
Domestic Stocks	75,144
Foreign Securities	53,430
Others	12,217
Note: Others include beneficiary claims on loan trusts represented as monetary claims bought in consolidated balance sheets.
As of March 31, 2008

(1)	Securities held to maturity

Foreign Securities	6,437
Others	21,385
Note: Others include certificate of deposit which are represented as cash deposits and savings, and commercial paper which are represented as monetary claims bought in consolidated balance sheets.

(2)	Securities earmarked for policy reserve

Not applicable

(3)	Securities available for sale

Domestic Bonds	5,579
Domestic Stocks	71,457
Foreign Securities	57,123
Others	13,558
Note: Others include beneficiary claims on loan trusts represented as monetary claims bought in consolidated balance sheets.

8. Details of fixed maturity securities by contractual maturity	(Yen in millions)

	As of March 31,2007				As of March 31,2008
		Due after one	Due after five			Due after one	Due after five
	Due within	year through	years through	Due after	Due within	year through	years through	Due after
Items	one year	five years	ten years	ten years	one year	five years	ten years	ten years
Japanese government bonds	10,536	148,087	378,300	326,133	13,287	275,584	247,117	412,311
Japanese municipal bonds	17,333	74,702	20,628	38,518	20,687	54,915	9,922	75,527
Japanese corporate bonds	79,683	699,784	602,178	224,263	94,242	659,160	498,226	304,328
Foreign Securities	115,170	598,167	240,582	84,818	154,205	611,640	189,943	82,062
Others	35,273	1,297	1,201	61,694	21,385	1,013	1,041	78,136

Total	257,997	1,522,039	1,242,891	735,428	303,808	1,602,313	946,251	952,367

Note:	Others include certificate of deposit which are represented as cash deposits and savings, and commercial paper which are represented as monetary claims bought in consolidated balance sheets.

Mitsui Sumitomo Insurance Group Holdings, Inc. (8725) March 2008 Financial Results
(Consolidated)
Monetary Trusts
1. Monetary trusts held for investment purpose
(Yen in millions)

	Previous consolidated fiscal year (As of		Current consolidated fiscal year (As of
	March 31, 2007)		March 31, 2008)
		Unrealized gains		Unrealized gains
		and losses recorded		and losses recorded
	Fair value shown on	in statements of	Fair value shown on	in statements of
Type	balance sheet	income	balance sheet	income

Monetary trust	51,608	(229)	47,831	(2,289)
2. Monetary trusts to be held until maturity
Not applicable.
3. Monetary trusts not to be held until maturity or for investment purpose

Previous consolidated fiscal year (As of March 31, 2007)

     There are no monetary trusts that are solely held for investment purpose and subject to fair value measurement capitalization. The cost of jointly managed trusts included in the consolidated balance sheets at inventory cost is 5,529 million yen.
Current consolidated fiscal year (As of March 31, 2008)

     There are no monetary trusts that are solely for investment purpose and subject to fair value measurement capitalization. The cost of jointly managed trusts included in the consolidated balance sheets at inventory cost is 1,865 million yen.

Mitsui Sumitomo Insurance Group Holdings, Inc. (8725) March 2008 Financial Results
(Consolidated)
Derivative Transactions
1. Qualitative information of derivative transactions
FY 2007

1. Objectives and policies of transactions
     The parent company uses derivative transactions primarily as a means of hedging against market risks arising from fluctuations in prices, exchange rates and interest rates affecting an asset investment as well as to adequately control the risk of variations in interest rates.
     Also, in addition to hedging purposes, the parent company also has transaction risk in mind in making use of derivative transactions for the purpose of gaining investment earnings.
     At our consolidated subsidiaries, derivative transactions are used for the purpose of hedging market risk caused by exchange rate fluctuations in investment assets.
2. Description of transactions
     The derivative transactions used by the parent company for hedging purposes during the consolidated fiscal year in question are forward foreign exchange transactions, currency swap transactions, interest rate swap transactions, bond OTC option transactions, swaptions and credit derivative transactions.
     Additionally, the derivative transactions used for the purpose of garnering profits, include forward foreign exchange transactions, currency option transactions, interest rate futures transactions, interest rate swap transactions, interest rate cap transactions, interest rate floor transactions, swaptions, bond futures transactions, bond future option transactions, stock index futures transaction, stock index option transactions, credit derivative transactions and weather derivative transactions.
     The derivative transactions used by the consolidated subsidiaries during the consolidated fiscal year in question are forward exchange transactions for hedging purposes.

3. Description of risks associated with the transactions
     Generally, derivative transactions carry risks associated with fluctuations in market prices (market risk) of the objects of the transactions or risks associated with fluctuations in events which form the basis of the derivative transactions.
     Also, there are also inherent risks (credit risks) that are as with the failure to execute the agreement due to the bankruptcy of the transaction partner or other cause.
     In the same manner, the derivative transactions used by the parent company and the consolidated subsidiaries have inherent market risks associated with fluctuations in the prices of the objects targeted by the transactions.
     Note, however, that for transactions that are intended as a hedge, the actual asset and the derivative transaction undergo inverse price fluctuations, so the market risk is reduced or offset.
     Note also that in order to avoid credit risk associated with the failure to execute an agreement, the majority of the derivative transaction partners of the parent company and the consolidated subsidiaries have been restricted to financial institutions with high credit ratings and the transactions have been distributed among them.
4. System for managing transaction risk
     The parent company and the consolidated subsidiaries have established authority and risk-management provisions related to transactions in general, including derivative transactions and derivative transactions are conducted and managed based on these provisions.
     With respect to the daily management of derivative transactions, the department carrying out the transactions and the back office/risk management department are completely separate and the business of handling the types of instruments, the limits on possession, the amount of risk, handling losses and other matters are controlled and monitored to make sure that they are being carried out based on the provisions. Also, the Risk Management Division uses the VaR (value at risk) or similar method to ascertain and analyze the risk affecting the actual assets and makes reports on the state of the risk at regular intervals to the board of directors or similar body.
FY 2008

1. Objectives and policies of transactions
     The parent company uses derivative transactions primarily as a means of hedging against market risks arising from fluctuations in prices, exchange rates and interest rates affecting an asset investment as well as to adequately control the risk of variations in interest rates.
     Also, in addition to the above, the parent company also has transaction risk in mind in making use of derivative transactions for the purpose of gaining investment earnings.
     At our consolidated subsidiaries, derivative transactions are used for the purpose of hedging market risk caused by exchange rate fluctuations in investment assets.
2. Description of transactions
     The derivative transactions used by the parent company for risk control purposes during the consolidated fiscal year in question are forward foreign exchange transactions, currency option transactions, currency swap transactions, interest rate swap transactions, bond OTC option transactions, swaptions, stock forward transactions, individual stock option transactions and credit derivative transactions.
     Additionally, the derivative transactions used for the purpose of garnering profits, include forward foreign exchange transactions, currency option transactions, interest rate futures transactions, interest rate swap transactions, interest rate cap transactions, interest rate floor transactions, swaptions, bond futures transactions, bond future option transactions, stock index futures transaction, stock index option transactions, credit derivative transactions and weather derivative transactions.
     The derivative transactions used by the consolidated subsidiaries during the consolidated fiscal year in question are forward exchange transactions for hedging purposes.
3. Description of risks associated with the transactions
     Generally, derivative transactions carry risks associated with fluctuations in market prices (market risk) of the objects of the transactions or risks associated with fluctuations in events which form the basis of the derivative transactions.
     Also, there are also inherent risks (credit risks) that are as with the failure to execute the agreement due to the bankruptcy of the transaction partner or other cause.
     In the same manner, the derivative transactions used by the parent company and the consolidated subsidiaries have inherent market risks associated with fluctuations in the prices of the objects targeted by the transactions.
     Note, however, that for transactions that are intended as a hedge for risk control, the actual asset and the derivative transaction undergo inverse price fluctuations, so the market risk is reduced or offset.
     Also that in order to avoid credit risk associated with the failure to execute an agreement, the majority of the derivative transaction partners of the parent company and the consolidated subsidiaries have been restricted to financial institutions with high credit ratings and the transactions have been distributed among them.
4. System for managing transaction risk
     See at left.

Mitsui Sumitomo Insurance Group Holdings, Inc. (8725) March 2008 Financial Results
(Consolidated)
2. Contract amount, fair value and unrealized gain/loss of derivative financial instrument
     Contract amount of the agreements in derivative transactions is shown as the nominal agreement value or notional principal for the derivative transaction and does not indicate the market risk or credit risk associated with the derivative transactions of the amount itself.
     Note that the option transactions in each of the following tables list the option fees in parentheses below the contract amount.
Currency related
(Yen in millions)

	As of March 31, 2007				As of March 31, 2008
	Contract amount			Unrealized	Contract amount			Unrealized
Type		(over 1 year )	Fair value	gain/loss		(over 1 year)	Fair value	gain/loss

Transactions other than market transactions
Forward foreign exchange
Short
USD	10,333	—	10,334	-1	2,503	—	2,507	-4
EUR	2,702	—	2,704	-2	7,367	—	7,500	-133
Long
USD	406	—	410	3	96	—	89	-6
Options
Short
Call (USD)	277	—	28	1	96	—	4	9
	(30)	(—)			(13)	(—)
Put (USD)	—	—	—	—	515	—	24	-16
	(—)	(—)			(8)	(—)
Long
Call (USD)	3,501	—	46	6	—	—	—	—
	(39)	(—)			(—)	(—)
Put (USD)	1,123	—	15	-17	3,275	—	44	12
	(32)	(—)			(31)	(—)

Total	18,344	—	13,540	-9	13,853	—	10,171	-138
As of March 31, 2007

1. Method of calculating fair value
(1) Forward foreign exchange
     We use the futures market.
(2) Options
     Based on option pricing models and the like.
2. Foreign denominated monetary credits based on “foreign denominated transactions accounting standards
     Derivative transactions allocated to obligations and the like as well as items to which hedge accounting is applied have been excluded from the items shown.
As of March 31, 2008

1. Method of calculating fair value
     See at left.

2. See at left.

Mitsui Sumitomo Insurance Group Holdings, Inc. (8725) March 2008 Financial Results
(Consolidated)
Interest rate related
(Yen in millions)

	As of March 31, 2007				As of March 31, 2008
	Contract amount			Unrealized	Contract amount			Unrealized
Type		(over 1 year )	Fair value	gain/loss		(over 1 year)	Fair value	gain/loss

Transactions other than market transactions
Swaps
Receive fixed/pay floating	233,486	201,486	1,437	1,437	354,840	342,840	6,238	6,238
Receive floating/pay fixed	249,000	200,500	-1,082	-1,082	402,500	366,500	-6,338	-6,338

Options
Swaptions
Short
Call	25,000	—	21	16	35,000	—	532	-343
	(38)	(—)			(189)	(—)
Put	37,000	22,000	130	5	114,000	16,000	74	234
	(135)	(113)			(308)	(86)
Long
Call	6,000	—	5	-3	94,000	10,000	511	306
	(9)	(—)			(204)	(50)
Put	22,000	11,000	128	-3	58,000	18,000	64	-274
	(132)	(113)			(338)	(136)
Cap
Short	2,000	2,000	0	128	2,000	—	0	128
	(128)	(128)			(128)	(—)
Long	4,900	4,900	34	-203	2,900	900	3	-197
	(238)	(238)			(200)	(13)
Floor
Long	2,900	2,900	30	-21	900	900	20	7
	(51)	(51)			(13)	(13)

Total	582,286	444,786	705	274	1,064,140	755,140	1,105	-237

As of March 31, 2007	As of March 31, 2008
1. Method of calculating fair value	1. Method of calculating fair value
(1) Swaps	See at left.
Calculated by dividing the future cash flow, which is predicted using the interest rates as of the end of the term, into the current price.
(2) Options
Based on an options pricing calculation model.
2. Items to which hedge accounting methods have been applied are excluded from or being listed.	2. See at left.

Stock related
(Yen in millions)

	As of March 31, 2007				As of March 31, 2008
	Contract amount			Unrealized	Contract amount			Unrealized
Type		(over 1 year )	Fair value	gain/loss		(over 1 year)	Fair value	gain/loss

Market transactions
Options on stock price index
Short
Put	320	—	0	1	230	—	5	-0
	(2)	(—)			(5)	(—)
Long
Put	330	—	1	-2	120	—	3	-0
	(4)	(—)			(3)	(—)

Total	650	—	2	-1	350	—	9	-0

As of March 31, 2007	As of March 31, 2008
Method of calculating fair value	Method of calculating fair value
Based on the final price at the principal stock exchange.	See at left.

Mitsui Sumitomo Insurance Group Holdings, Inc. (8725) March 2008 Financial Results
(Consolidated)
Bond related
(Yen in millions)

	As of March 31, 2007				As of March 31, 2008
	Contract amount			Unrealized	Contract amount			Unrealized
Type		(over 1 year)	Fair value	gain/loss		(over 1 year)	Fair value	gain/loss

Market transactions
Bond futures options
Short
Call	—	—	—	—	28,400	—	48	11
	( —)	( —)			(59)	( —)
Put	8,010	—	11	- 4	—	—	—	—
	(7)	( —)			( —)	( —)
Long
Call	—	—	—	—	28,400	—	62	- 16
	( —)	( —)			(78)	( —)
Put	8,010	—	20	8	—	—	—	—
	(12)	( —)			( —)	( —)

Total	16,020	—	32	4	56,800	—	110	- 4

As of March 31, 2007	As of March 31, 2008
Method of calculating fair value	Method of calculating fair value
Based on the final price at the principal stock exchange.	See at left.
Credit related
(Yen in millions)

	As of March 31, 2007				As of March 31, 2008
	Contract amount			Unrealized	Contract amount			Unrealized
Type		(over 1 year)	Fair value	gain/loss		(over 1 year)	Fair value	gain/loss

Transactions other than market transactions
Credit derivatives
Short	402,143	377,880	983	983	604,299	569,239	- 25,293	- 25,293
Long	23,794	13,000	- 97	- 97	1,000	1,000	22	22

Total	425,938	390,880	886	886	605,299	570,239	- 25,270	- 25,270

As of March 31, 2007	As of March 31, 2008
1. Method of calculating fair value	1. Method of calculating fair value
         Calculated based on such constituent elements as price, agreement period, etc. of the object of the transaction. Additionally, some are based on the price indicated by the financial institution that is the transaction partner.
See at left.
2. “Short” is risk-assuming transaction, while “Long” is risk-transferring transaction.	2. See at left.

Mitsui Sumitomo Insurance Group Holdings, Inc. (8725) March 2008 Financial Results
(Consolidated)
Other
(Yen in millions)

	As of March 31, 2007				As of March 31, 2008
	Contract amount			Unrealized	Contract amount			Unrealized
Type		(over 1 year)	Fair value	gain/loss		(over 1 year)	Fair value	gain/loss

Transactions other than market transactions
Weather derivatives
Short	2,250	300	- 522	- 524	352	—	119	115
	(7)	( —)			(3)	( —)
Long	2,029	300	570	569	329	—	- 110	- 137
	(0)	( —)			(27)	( —)
Comprehensive risk-assuming agreement	—	—	62	62	—	—	—	—
Natural disaster derivatives
Short	1,890	660	18	20	3,734	692	46	42
	(39)	(14)			(89)	(28)
Long	270	90	2	- 5	3,482	1,298	30	- 20
	(7)	(2)			(50)	(23)
Other
Short	5,831	5,795	- 276	894	9,211	8,919	- 763	1,689
	(617)	(605)			(925)	(890)
Long	5,648	5,612	- 275	- 285	9,021	8,739	- 761	- 768
	(9)	(2)			(7)	(4)
Comprehensive risk-assuming agreement	—	—	—	—	—	—	306	306

Total	17,920	12,758	- 421	733	26,133	19,650	- 1,132	1,226

As of March 31, 2007	As of March 31, 2008
Method of calculating fair value	Method of calculating fair value
Based on an option pricing model or similar method.	See at left.
Note also that the comprehensive risk-assuming agreements are calculated using the numerical value indicated by the transaction partner as the basis.

Mitsui Sumitomo Insurance Group Holdings, Inc. (8725) March 2008 Financial Results
(Consolidated)
Pension and Retirement Benefits

Previous consolidated fiscal year
1. Summary of pension and retirement benefit plans
     The parent company and some of the consolidated companies have established a lump-sump retirement plan. In addition to this, the parent company has Employees’ Pension Fund plan and a defined contribution plan.
     Note also that since April 1, 2006, a tax qualified defined benefit pension plan of the parent company has been transitioning to Employees’ Pension Fund plan.
2. Details of retirement benefit obligation (as of March 31, 2007)

(Units: Yen in millions)
a. Projected retirement benefit obligation	(250,294)
b. Plan assets	165,968
c. Unfunded obligation (a + b)	(84,325)
d. Unrecognized actuarial losses	5,886
e. Unrecognized prior service costs	—
f. Net amount in consolidated balance sheet (c + d + e)	(78,439)
g. Prepaid pension costs	—
h. Reserve for pension and retirement benefits (f - g)	(78,439)
Notes: Some of the consolidated subsidiaries adopt the simple method in the calculation of pension and retirement benefit obligations.
3. Items related to pension and retirement benefit costs
(From April 1 2006 through March 31, 2007)

(Units: Yen in millions)
a. Service costs	10,213
b. Interest costs	4,876
c. Expected return on plan assets	(4,883)
d. Amortization of actuarial losses	2,387
e. Amortization of prior service costs	—
f. Pension and retirement benefit costs (a + b + c + d + e)	12,593
g. Other	1,406
Total	14,000
Notes
1. The pension and retirement benefit costs of the consolidated subsidiaries using the simple method are shown in “a. Service costs.”
2. The category “g. Other” is the amount of contributions paid to defied contribution plan.
4. Actuarial assumption for calculation of retirement benefit obligation etc

a. Attribution method of retirement benefits over service period	The benefit/years of service method
b. Discount rate	2.00%
c. Expected rate of return on plan assets	3.00%
d. Amortization period for prior service costs
(Expenses are accounted for using the straight-line method over a certain number of years and within the average remaining work period of employees at the time of occurrence.)
4 years
e. Amortization period for actuarial gains and losses Defined benefit pension plan and termination allowance plan	10 years
Former a tax qualified defined benefit pension plan
(Expenses are accounted for in the following fiscal year using the straight-line method over a certain number of years and within the average remaining work period of employees at the time of occurrence.)
4 years

Current consolidated fiscal year
1. Summary of pension and retirement benefit plans

See at left.
2. Details of retirement benefit obligation (as of March 31, 2008)

(Units: Yen in millions)
a. Projected retirement benefit obligation	(257,669)
b. Plan assets	154,513
c. Unfunded obligation (a + b)	(103,156)
d. Unrecognized actuarial losses	24,369
e. Unrecognized prior service costs	—
f. Net amount in consolidated balance sheet (c + d + e)	(78,786)
g. Prepaid pension costs	—
h. Reserve for pension and retirement benefits (f - g)	(78,786)
Notes: See at left.
3. Items related to pension and retirement benefit costs
(From April 1 2007 through March 31, 2008)

(Units: Yen in millions)
a. Service costs	10,672
b. Interest costs	4,952
c. Expected return on plan assets	(4,979)
d. Amortization of actuarial losses	552
e. Amortization of prior service costs	—
f. Pension and retirement benefit costs (a + b + c + d + e)	11,198
g. Other	1,475
Total	12,673
Notes: See at left.
4. Actuarial assumption for calculation of retirement benefit obligation etc

a. Attribution method of retirement benefits over service period	The benefit/years of service method
b. Discount rate	1.50 ~2.00%
c. Expected rate of return on plan assets	3.00%
d. Amortization period for prior service costs
(Expenses are accounted for using the straight-line method over a certain number of years and within the average remaining work period of employees at the time of occurrence.)
4 years
e. Amortization period for actuarial gains and losses Defined benefit pension plan and termination allowance plan	10 years
Former a tax qualified defined benefit pension plan
(Expenses are accounted for in the following fiscal year using the straight-line method over a certain number of years and within the average remaining work period of employees at the time of occurrence.)
4 years

Mitsui Sumitomo Insurance Group Holdings, Inc. (8725) March 2008 Financial Results
(Consolidated)
Per-share information
Previous consolidated fiscal year
(From April 1 2006 through March 31, 2007)

Net assets less minority interests per share	1,536.71 yen

Net income per share	42.82 yen
Current consolidated fiscal year
(From April 1 2007 through March 31, 2008)

Net assets less minority interests per share	1,178.48 yen

Net income per share	28.37 yen

Notes: 1.	With respect to the net income per share this term after adjusting for potential share dilution, there is not potential share dilution, so no figure is shown.

2.	The basis for calculating the net income per share this term is as follows below.

	Previous	Current
	consolidated	consolidated
	fiscal year	fiscal year
	(From April 1 2006	(From April 1 2007
	through March 31,	through March 31,
	2007)	2008)
Net income (yen in millions)	60,796	40,027
Net income associated with common stock (yen in millions)	60,796	40,027
Average number of shares of common stock during this term (thousand shares)	1,419,672	1,410,862
3. The basis for calculating the net assets less minority interests per share is as follows below.

	Previous	Current
	consolidated	consolidated
	fiscal year	fiscal year
	(From April 1 2006	(From April 1 2007
	through March 31,	through March 31,
	2007)	2008)
Net assets (yen in millions)	2,182,877	1,671,517
Amount deducted from net assets (million yen)	14,261	16,454
(Minority interests) (yen in millions)	(14,261)	(16,454)
Net assets associated with common stock	2,168,615	1,655,062
Number of shares of common stock used to calculate the net assets per share (thousand shares)	1,411,202	1,404,402
Significant subsequent events
     On April 1, 2008, the parent company established a wholly owning parent company, “Mitsui Sumitomo Insurance Group Holdings, Inc.” through a sole share transfer and became its wholly owned subsidiary.
Other notes
     Disclosure of lease transactions and transactions with related parties has been omitted in this summary report because the information of these transactions in this period is not significant in view of disclosure requirements.

Mitsui Sumitomo Insurance Group Holdings, Inc. (8725) March 2008 Financial Results
(Consolidated)
Information on Risk-Monitored Loans

	(Units: Yen in millions)
	As of March 31, 2007	As of March 31, 2008	Change
Loans to financially impaired parties	101	207	105
Overdue loans	1,457	2,367	909
Loans overdue for 3 months or more	1,031	946	(84)
Restructured loans	2,233	1,495	(737)
Total(A)	4,825	5,017	192
Ratio to Aggregate balance of loans (A)/((B)	0.6%	0.6%	—
(Reference) Aggregate balance of loans(B)	768,084	801,788	33,703
Notes:
(1) Loans to financially impaired parties:
Loans to financially impaired parties represent those loans, excluding the portion of the loans that were written off, on which accrued interest receivable is not recognized because repayments of principal or interest were overdue for considerable periods and they are regarded uncollectible and which meet the conditions prescribed in Article 96, Section 1-3 and 1-4 of the Corporate Tax Law Enforcement Ordinance (1965 Cabinet Order No. 97). Hereafter, this last category is referred to as “Loans not accruing interest”.
(2) Overdue loans:
Overdue loans represent loans not accruing interest excluding (a) loans to financially impaired parties and (b) loans that have been granted grace for interest payments for the purpose of restructuring of, or support to debtors in financial difficulty.
(3) Loans overdue for 3 months or more:
Loans overdue for 3 months or more represent loans for which principal or interest was past due for 3 months or more after the contractual due date for repayment of principal or interest and excludes loans to financially impaired parties and overdue loans.
(4) Restructured loans:
Restructured loans are those loans which have granted favorable terms for the benefit of debtors such as interest exemption or reduction, grace on interest payments, grace on principal repayments, or forgiveness of debts for the purpose of restructuring of or support to the debtors in financial difficulty. Loans to financially impaired parties, overdue loans and loans overdue for 3 months or more are excluded from this category.

Mitsui Sumitomo Insurance Group Holdings, Inc. (8725) March 2008 Financial Results
(Reference) Investment Securitized Instruments and Our Exposure to the US Subprime Loan
     1. Investment Specific Securitized Instruments (as of March 31, 2008)
Note: Information contained in this paragraph is in essence based on guidelines published by the Financial Stability Forum (FSF).

	(Units: Yen in 100 millions)
	Amount of
	investments and
	loans Notes 1, 2	Valuation
	(Amount in	Difference Note 3
	Consolidated	(Unrealized
Category	Balance Sheet)	loss/gain)
(1) RMBS Note 4	1,417	26
Japan	1,389	26
Overseas	28	(0)
(2) ABS-CDO Note 5	4	(0)
AAA Rated	—	—
AA Rated	4	(0)
A Rated	—	—
BBB or below Rated	—	—
(3) CDO Note 5	158	(2)
CLO	152	(1)
AAA Rated	152	(1)
AA Rated	—	—
A Rated	—	—
BBB or below Rated	—	—
CBO	4	(0)
AAA Rated	2	(0)
AA Rated	1	(0)
A Rated	—	—
BBB or below	0	(0)
Synthetic CDO	1	(0)
AAA Rated	—	—
AA Rated	1	(0)
A Rated	—	—
BBB or below Rated	—	—
(4) CMBS Note 6	187	(1)
Japan	187	(1)
Real estate	61	(0)
Service sector	40	0
Whole/retail sector	34	(0)
Other	50	(0)
Overseas	—	—
(5) ABCP	83	—
Portion composed by the Company	—	—
(6) SIV instruments	—	—
Portion composed by the Company	—	—
(7) LBO Loan Note 6	114	Note 7—
Japan	114	—
Telecommunications sector	56	—
Manufacturing sector	28	—
Finance/Insurance sector	14	—
Other	15	—
Overseas	—	—

Mitsui Sumitomo Insurance Group Holdings, Inc. (8725) March 2008 Financial Results
(Note 1) The above investments appear in the consolidated balance sheet as monetary claims bought, investments in securities, and loans.
(Note 2) There are no US subprime loan instruments in the Investments/loans amount.
(Note 3) There are no items in the investments/loans above that were handled as impairment (a write off) for this period.
(Note 4) The entire amount of RMBS backed investments for both Japan and overseas are rated AAA.
(Note 5) There are no hedge transactions in ABS-CDO or CDO instruments.
(Note 6) CMBS balance at the end of the previous period was 17 billion yen and the LBO loan balance at the end of the previous period was 7 billion yen.
(Note 7) Loans are recognized at the book values, so for the LBO loans the valuation differences are not shown.
[Glossary]
w	Synthetic CDO: Synthetic Collateralized Debt Obligations

w	ABCP: Asset-Backed Commercial Paper

w	ABS: Asset-Backed Securities

w	ABS-CDO: CDOs backed by asset-backed securities

w	CBO: Collateralized Bond Obligation

w	CDO: Collateralized Debt Obligation

w	CLO: Collateralized Loan Obligation

w	CMBS: Commercial Mortgage-Backed Securities

w	LBO Loan: Leveraged Buyout Loan

w	RMBS: Residential Mortgage-Backed Securities

w	SIV: Structured Investment Vehicle

Mitsui Sumitomo Insurance Group Holdings, Inc. (8725) March 2008 Financial Results
2. Exposure to U.S. Subprime Loans (as of March 31, 2008)
The Company’s exposure to U.S. subprime loans is 2.1 billion yen and its breakdown is presented in the following table.
While there is no loss incurred directly caused by the U.S. subprime loans in this fiscal year, the Company has recorded mark-to-market unrealized loss of 0.1 billion yen on credit derivatives and reinsurance claim payments (including case loss reserves) of 0.1 billion yen on financial guarantee reinsurance, both related to underwriting of ABS-CDO which partially contains subprime loans as underlying assets.
Breakdown of U.S. Subprime related exposure:

Outstanding
		(Notional) Par	Exposure to U.S.
		Amount	Subprime Loans
Credit derivatives	ABS-CDO	11.8 billion yen	- Note 1
Financial guarantee reinsurance	ABS-CDO	5.6 billion yen	0.9 billion yen Note 2
	RMBS	1.2 billion yen	1.2 billion yen
Total			2.1 billion yen
(Note 1) ABS CDO referred here partially contains RMBSs backed by U.S. subprime loans (SPL-RMBS:9.8 billion yen) in its underlying assets (pool of ABS). Even if all the SPL-RMBSs defaulted with no recovery (i.e., 100% loss), the Company would not be obligated to pay claim because there is a subordinated tranche (deductible) of 11.8 billion yen below the tranche the Company has underwritten, which exceeds outstanding par amount of the SPL-RMBSs (9.8 billion). Therefore our exposure to U.S. Subprime Loans is described as zero in the precedent table.
(Note 2) Likewise, outstanding par amount of all the SPL-RMBSs contained in underlying assets of ABS CDOs referred here in excess of the amount of subordination (deductible), which is the amount the Company would be obligated to pay in the event all the SPL-RMBSs defaulted with no recovery, is described as 0.9 billion yen.
(Supplement: Impact of turbulence in the credit derivative market on the Company’s income of this fiscal year)
In credit derivatives business, the Company principally underwrites corporate credit risk. Because of the turbulence in the credit derivative market caused by the credit crunch stemming from the subprime loan problems, mark-to-market unrealized loss on credit derivatives is 26.1 billion yen (0.3 billion yen for ABS-CDO, 22.5 billion yen for corporate CDO, 3.3 billion yen for individual corporate, and 0.1 billion yen for gain on long contracts) that falls under “financial derivatives expense” in the consolidated income statement. Of that amount, 0.1 billion yen mark-to-market unrealized loss is due to the ABS CDO that contains U.S. subprime loans described in the second paragraph of this section. No actual loss has been incurred and no default on either reference entities or reference assets within CDOs has occurred with respect to the Company’s exposure through credit derivatives.

EARNINGS AND DIVIDEND FORECAST
FOR THE PERIOD ENDING MARCH, 2009
May 21, 2008

Name of Listed Company	Mitsui Sumitomo Insurance Group Holdings, Inc.	Stock Exchanges	Tokyo, Osaka, Nagoya
Code Number	8725	URL	http://www.msig.com
Representative	Toshiaki Egashira, President
Contact	Junichi Imai, Assistant General Manager, Accounting Department	Telephone	(03) 3297 - 6168
(Amounts are truncated, and percentages are rounded)
1. Consolidated Results Forecast for the March, 2009 period (April 1, 2008 through March 31, 2009)

	Ordinary Income	Ordinary Profit	Net Income	Net Income
	Yen in millions	Yen in millions	Yen in millions	Per Share
For the six months ending September 30, 2008	1,050,000	37,000	24,000	56.96 yen
For the full year	2,060,000	80,000	52,000	123.42 yen
2. Dividend Forecast for the March, 2009 Period (April 1, 2008 through March 31, 2009)

	Dividend Per Share
				Total Dividend	Payout Ratio
(Record Date)	Interim Period End	Year - end	Full Year	(for the year)	(Consolidated)
March, 2009 Period (forecast)	27.00 yen	27.00 yen	54.00 yen		43.8%
     Because the forecast of business results contained in these materials is based on information available on the date of publication, and on certain assumptions, actual results may differ materially due to a variety of causes. The assumptions and other related items used in the preparation of this forecast are as noted below.
(1) Results Forecast
•	Net premiums written are based on proprietary projections, taking into consideration past business trends, among other things.

•	Net incurred losses related to natural disasters at subsidiary Mitsui Sumitomo Insurance Co., Ltd. are expected to be 20 billion yen.

•	Forecast for investment results assumes no significant change in market rates, exchange rates, or the stock markets from the end of March, 2008.

•	While our forecast of business results is based on the above assumptions, actual results may differ materially due to, among other things, the possibility of a major disaster occurring which significantly exceeds our forecasts.
(2) Dividend Forecast
     Mitsui Sumitomo Insurance Group Holdings, Inc. hopes to respond to the support of its shareholders by providing a dividend commensurate with the company’s performance, implementing an appropriate profit distribution policy, based on the maintenance of a stable dividend, while taking into consideration the future management environment and development of its business. At the same time, we also believe that, given the nature of the non-life insurance business, we need to improve our retained earnings in order to prepare for the occurrence of earthquakes and other catastrophes.
     We have therefore established a basic policy of keeping a trend of increase in dividend per share in the medium to long term, and returning 40% of Group core profit to shareholders in the form of dividends or the repurchase of our shares. In accordance with this basic policy, we expect to pay a dividend of 54.00 yen per share for the period ending March 31, 2009. With regards to retained earnings, while working to strengthen solvency, we also need to prepare for changes in the business environment, making effective investments that will help strengthen our management base.

(Note)
     Mitsui Sumitomo Insurance Group Holdings, Inc. was established on April 1, 2008 through a sole share transfer from Mitsui Sumitomo Insurance Co., Ltd., pursuant to which shares were transferred at a ratio of 0.3 shares of Mitsui Sumitomo Insurance Group Holdings, Inc. for every share of Mitsui Sumitomo Insurance Co., Ltd. Thus, the dividend of 54.00 yen per share forecast for the March, 2009 period represents practical equivalent of the dividend of 16.00 yen per share (including a commemorative dividend of 1 yen) to have been paid by Mitsui Sumitomo Insurance Co., Ltd. for the March, 2008 period.

Note Regarding Forward-looking Statements
This document contains forward-looking statements that are based on the Company’s current expectations, assumptions, estimates and projections about its business, its industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of the Company’s financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Company cannot promise that its expectations expressed in these forward-looking statements will turn out to be correct. The Company’s actual results could be materially different from and worse than those expectations. Important risks and factors that could cause the Company’s actual results to be materially different from its expectations include, but are not limited to; (1) economic downturn in Japan; (2) the extent of competition that the Company faces from Japan’s other major non-life insurance companies and new entrants in the Japanese non-life insurance market; (3) the extent of further deregulation of the Japanese insurance industry; (4) occurrence of natural disasters in Japan; (5) occurrence of losses the type or magnitude of which could not be foreseen by the Company at the time of writing the insurance policies covering such losses; (6) the price and availability of reinsurance; (7) the performance of the Company’s investments; and (8) the Company’s relationship with the other “Mitsui” and “Sumitomo” companies.